

07006164

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-067069

RECD S.E.C.
MAR 2 6 2007
503

WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ATM USA, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 WALL STREET
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARL GOODMAN **(212) 897-1695**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last. first. middle name)

80 BROAD STREET, SUITE 1901	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, HARRISON A. HATZIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATM USA, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

MANAGING MEMBER

Title



Notary Public

STEPHANIE MCKEE
Notary Public
Bergen County, NJ
My Commission Expires 06/28/09

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*


SEC MAIL
PROCESSING
SECTION
RECEIVED
2007
190
WASH., D.C.

ATM USA, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

CONTENTS



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

The Members
ATM USA, LLC
New York, New York

We have audited the accompanying statement of financial condition of ATM USA, LLC, (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATM USA, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

February 12, 2007

Kaufmann Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

ATM USA, LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash	$	87,524
Fees receivable		219,095
Deposit		7,581
Due from affiliates		88,165
Equipment, net of accumulated depreciation of $26,500		132,357
Deferred charges		150,700
Total Assets	$	685,422

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	141,540
Members' equity		543,882
Total Liabilities and Members' Equity	$	685,422

The accompanying notes are an integral part of this financial statement.

ATM USA, LLC

Notes to the Statement of Financial Condition

December 31, 2006

NOTE 1 - ORGANIZATION

ATM USA, LLC (the "Company") was organized in Delaware as a limited liability company.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) on March 16, 2006. The Company is a quantitative trading and technology consulting firm. It provides services and execution software to other broker-dealers.

The Company is dependent on its members to fund operating deficits while it operates at a loss.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equipment and depreciation

Equipment consists primarily of computers and data processing equipment. Depreciation is recorded on a straight-line basis over the estimated life of the equipment, generally three years.

Deferred charges

The costs incurred to startup the technology and support services arrangement (see Notes 3 and 4) shall be amortized on a straight-line basis over the term of the initial license period of two years commencing on or about January 1, 2007.

Revenue recognition

In return for the use of the Company's software to execute transactions and for its services, the Company receives a fee. Generally, the fees are based on the volume of transactions generated. Fee income, which occurs in a manner similar to commissions, is recorded on a trade date basis as securities transactions occur.

Income taxes

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state laws, the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax.

ATM USA, LLC

Notes to the Statement of Financial Condition (continued)

December 31, 2006

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial statement estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - SIGNIFICANT CONCENTRATIONS

Equipment

A majority of the Company's computer equipment that was purchased has been placed with its technical support service providers.

Significant customers

During the period ended December 31, 2006, two customers accounted for 94% of revenues.

Concentration of credit risk

The Company maintains its cash at one financial institution in amounts that may exceed $100,000, the amount insured by the FDIC.

NOTE 4 - COMMITMENT

The Company has retained two service providers for technical and customer support. The minimum future commitment for the license of one service provider over the initial license period of two years is approximately $420,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Managing Member and an entity affiliated with him have received advances amounting to approximately $88,000. No terms have been determined in connection with repayment.

ATM USA, LLC

Notes to the Statement of Financial Condition (continued)

December 31, 2006

NOTE 6- MEMBERS' EQUITY

Through December 31, 2006, the Company issued 9,500 Class A units and 308 Class B Units.

The Company's operating agreement provides that until a certain Class B unit holder recovers its investment, the Board of Managers shall distribute 48% of Free Cash Flow of which 50% of the Company's distributions shall be made to the Class B unit holders and the remaining distribution shall be made to members holding Class A units. The Company's Amended and Restated Operating Agreement defines recovery by the Class B Unit holder and Free Cash Flow, among other terms. Subsequent to the recovery by the Class B unit holder, the Board of Managers shall distribute such amount of the Company's Free Cash Flow to the members prorata in accordance with each member's percentage interest, as the Board deems appropriate.

During June 2006, the Company issued 244 Class B units representing 2.5% of the total outstanding units of the Company in exchange for $1,000,000. The Company agreed that the Class B unit holder shall have the right and the option, but not the obligation, within twelve months from that date to purchase an additional 256 Class B units, in whole or in part, for a consideration of $1,000,000 in total or a pro rata share there of. Pursuant to that agreement, the Company received an additional $250,000 in December 2006 from the Class B Unit holder for the issuance of 64 Class B units.

Other rights and privileges pertain to the respective unit holders and are fully described in the Company's Amended and Restated Operating Agreement.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed eight to one in the first year and fifteen to one thereafter. Net capital and aggregate indebtedness changes from day-to-day. At December 31, 2006, the Company had net capital of approximately $74,000, which was $56,000 in excess of its required net capital of $18,000. The Company's ratio of aggregate indebtedness to net capital was approximately 2.5 to 1.

NOTE 8 - SUBSEQUENT EVENT

During February 2007, the Company received $400,000 for the issuance of 99.05 Class A units.

END